PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70686

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/2022** AND ENDING **09/30/2023**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ENTRUSTODY FINANCIAL LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 ARLINGTON ST, SUITE 10-111

(No. and Street)

BOSTON	**MA**	**02116**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marie Katz	917-733-6503	mkatz@entrustody.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130	**MAITLAND**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)
JULY 28, 2004		**1839**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Entrustody Financial, LLC

Financial Statement and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

September 30, 2023

OATH OR AFFIRMATION

I, PATRICK MOELLER _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ENTRUSTODY FINANCIAL LLC _____, as of 9/30 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. Newport News, Virginia 01/12/2024



Winston Ndow

REGISTRATION NUMBER
8040550

COMMISSION EXPIRES
February 28, 2027

Signature: *Patrick J. Moeller* 01/12/2024

Title:
CEO

Notary Public Notarized online using audio-video communication

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.1Sc3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ohab and Company, P.A.

100 E. Sybelia Ave., Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Entrustody Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Entrustody Financial, LLC as of September 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Entrustody Financial, LLC as of September 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Entrustody Financial, LLC's management. Our responsibility is to express an opinion on Entrustody Financial, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Entrustody Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as Entrustody Financial, LLC's auditor since 2023.

Maitland, Florida

January 11, 2024

ENTRUSTODY FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2023

Assets		
Cash and cash equivalents	$	504,749
Prepaid expense		75,000
Total Assets	$	579,749
Liabilities and Member's Equity		
Accounts payable and other accrued expenses	$	66,378
Total Liabilities		66,378
Member's Equity		513,371
Total Liabilities and Member's Equity	$	579,749

The accompanying notes are an integral part of this financial statement.

1.   Organization

Entrustody Financial, LLC (the "Company") is a Limited Liability Company under the laws of Delaware, formed on October 23, 2020. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "SEA"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Entrustody Inc. ("Parent").

The Company received regulatory approval to commence its broker dealer operations on April 28, 2022, but has not yet begun operations. The Company is approved to engage in retailing corporate equity securities over-the-counter, selling corporate debt securities, effecting transactions in listed securities through an exchange member, acting as a mutual fund retailer and a U.S. Government securities broker. The Company was approved to operate pursuant to the provisions of SEA Rule 15c3-3 (the Customer Protection Rule) clearing all transactions on an omnibus basis through a clearing firm.

The Company has not opened any customer accounts or effectuated any customer trades during the period.

Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company follows Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" (the "Standard"). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Standard also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgement about the assumptions market participants would use in pricing the asset or liability.

See Report of Independent Registered Public Accounting Firm.

The Company did not have any financial instruments within this scope of these disclosure requirements as of September 30, 2023. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk. These instruments include cash and cash equivalents and vendor deposits.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less. The Company had no cash equivalents at September 30, 2023.

The Company maintains its cash with major financial institutions, which at times may exceed the Federal Depository Insurance Corporation ("FDIC") limit of $250,000. The Company has not experienced any losses in such accounts.

Prepaid expense

Prepaid expenses are future expenses that are paid in advance. Prepaid expenses are first recorded as an asset. As the benefits of the assets are realized over time, the amount is then recorded as an expense.

The Company has recorded a prepaid expense which represents upfront payment in relation to a vendor service contract for future services relating to self-clearing. The upfront payment will be held in escrow by the counterparty and offset against future costs as incurred. In the event the future project is cancelled, the Company agrees to forfeit the amounts paid for future services. At September 30, 2023, the Company had recorded a prepaid expense in the amount of $75,000.

Revenue from Contracts with Customers

The Company recognizes revenue when (or as) services are transferred to clients, in accordance with the U.S. GAAP standard on Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine the amount and timing of revenue recognition the Company must (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

There was no revenue from contracts with customers during the period.

Income Taxes

The Company is a Limited Liability Company which is wholly-owned by the Parent who is a taxpayer and, accordingly, the Company is a "disregarded entity" for tax purposes. No provision for income taxes is provided in the Company's financial statements as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

2.   **Related-Party Transactions**

The Company entered into an administrative services agreement with the Parent from which it receives the benefit of certain facilities and services paid for by the Parent. The Company is allocated certain overhead expenses including human resource services, information technology services, legal and administrative support services based on actual time spent. Rent and utilities are payable based upon a set percentage representing a pro-rata share of the office space occupied by the Company.

Compensation expenses for certain employees are allocated to the Company based on an estimate of time spent.

During the period, the Company incurred expenses of $97,625 to the Parent for allocated expenses pursuant to the expense sharing agreement.

Compensation and benefits	$83,600
Software/Computer/Server	9,080
Occupancy expense	1,495
Other expense	3,450
Total	$97,625

See Report of Independent Registered Public Accounting Firm.

The Parent waived the obligation of the Company to reimburse the expenses during the current year, resulting in and additional capital contribution recorded within the Statement of Member's Equity as a non-cash capital contribution.

3. **Regulatory Requirements**

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the SEA (the "Rule"), which requires the maintenance of a minimum net capital. The Company utilizes the alternative method available under the Rule and is required to have net capital equal to the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At September 30, 2023, the Company had a net capital of $438,371 which was $188,371 in excess of its required net capital of $250,000.

The Company does not claim an exemption from SEA Rule 15c3-3. Although the Company is a carrying firm, it did not (1) commence operations, (2) hold customer funds or assets, or (3) execute any transactions on behalf of or for customers during the period. The Company is approved and allowed and will likely do these things in the future.

4. **Commitments and Contingencies**

The Company is the subject of a claim from an employee alleging discrimination. The Company is vigorously defending itself and is filing a counter-claim. An estimate of the amount of liability due to an unfavorable outcome cannot be done at this time, but is likely to be less than $50,000. The Company has not recorded a liability at this time.

5. **Continuing Operations**

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company has a net loss for the six months ended September 30, 2023. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses, and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

The additional capital will either be in the form of non-cash contributions for the shared expenses or additional cash contributions.

6. **Estimates**

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue

See Report of Independent Registered Public Accounting Firm.

and expenses during the reporting period. Actual results could differ from those estimates.

7.   **Subsequent Events**

Management has evaluated the Company's subsequent events and transactions that occurred through the date which the financial statements were available to be issued and determined the Company has no events or transactions occurring that require disclosure.